Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF MAY 4, 2015

DATE, TIME AND PLACE: On May 4, 2015 at 10:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Opening the meeting, the Directors examined the financial statements for the period from  January to March 2015 and the subject of: (i) a favorable opinion of the Fiscal Council; and (ii) an unqualified report from the independent auditors.

Following due consideration, the Directors concluded as to the accuracy of all the examined documents, unanimously approving them and authorizing their publication, through submission to the Brazilian Securities and Exchange Commission - CVM, BM&FBOVESPA S.A. – Securities Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – New York Stock Exchange (the latter two both in the USA), Comisión Nacional de Valores and BCBA – Bolsa de Comercio de Buenos Aires (both in Argentina).

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), May 4, 2015 Pedro Moreira Salles - Chairman; Alfredo Egydio Arruda Villela Filho – Vice Chairman; Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Nildemar Secches and Ricardo Villela Marino – Directors.

MARCELO KOPEL
Investor Relations Officer